

June 30, 2010

Mr. Terrence Babilla
President, Chief Operating Officer,
     General Counsel and Secretary
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

        RE: **Sport Supply Group, Inc.**
                  Schedule 13E-3/A
                  File No. 005-40925
                  Filed June 11, 2010
                  Revised Preliminary Proxy Statement on Schedule 14A
                  File No. 001-15289
                  Filed June 11, 2010
                  Schedule 13D/A filed by CBT Holdings LLC
                  Filed March 17, 2010
                  File No. 005-40925

Dear Mr. Babilla:

     We have reviewed your response to our letter dated June 8, 2010 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Revised Preliminary Proxy Statement on Schedule 14A

Special Factors, page 18

Fairness of the Merger; reasons for and Recommendations of the Special Committee and our Board of Directors, page 31

1. We note your response to prior comment seven of our letter dated June 8, 2010 and the revised disclosure that appears on page 36. Specifically, we note your indication that the "financial analyses and other factors considered by the special committee included, among other things, a review of enterprise value and EBITDA, discounted cash flow analyses, selected transaction analysis, review of historical share price relative to that of market indices and review of several sets of financial projections" and you refer readers to the disclosure located under the summary of the fairness

advisor's opinion. Considering it appears that you and the Board of Directors, by virtue of adopting your analysis, relied upon the analyses conducted by Houlihan Lokey with regard to each of these factors, please revise your disclosure to adopt the advisor's analysis and conclusion as your own. Alternatively, please revise your disclosure to elaborate upon the special committee's consideration of each of these factors; in this regard, we note that you discuss your consideration of Houlihan Lokey's discounted cash flow analysis, however, you have not discussed the special committee's consideration of the other factors mentioned in the quoted language above.

Closing Comments

As appropriate, please amend your filings and respond to this comment promptly or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, Mellissa Duru, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3757, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan J. Bogdanow, Esq., Vinson & Elkins, LLP
        Via Facsimile